Exhibit 99.1

IESI-BFC LTD. ANNOUNCES COMMENCEMENT OF U.S. PUBLIC OFFERING
OF 13,000,000 COMMON SHARES

Toronto, Ontario — May 28, 2009 — IESI-BFC Ltd. (the “Company”) (TSX: BFC) today announced that it has filed a preliminary prospectus supplement relating to a U.S. public offering of 13,000,000 common shares. The Company will also grant to the underwriters an option, exercisable for a period of 30 days following the date of the final prospectus supplement, to purchase up to an additional 1,950,000 common shares. J.P.Morgan and Merrill Lynch & Co. are acting as joint book-running managers for the offering.  The co-managers for this offering are Raymond James, CIBC, RBC Capital Markets, TD Securities, Calyon Securities (USA) Inc., NBF Securities (USA) Corp., Scotia Capital and Wunderlich Securities, Inc.

The Company intends to use the net proceeds from the offering to repay a portion of the outstanding borrowings under its U.S. revolving credit facility.

The Company is offering the common shares under an existing shelf prospectus filed in Canada and the United States.

The Company has also applied to have its common shares listed for trading on the New York Stock Exchange under the symbol ‘‘BIN”, effective following the pricing of the offering. The Company anticipates that effective June 1, 2009 its common shares will also be listed on the Toronto Stock Exchange under the symbol “BIN.”

A copy of the preliminary prospectus supplement and related base shelf prospectus is available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Alternatively, copies of the prospectus supplement and the related base shelf prospectus may be obtained by contacting J.P.Morgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (phone: 718-242-8002) or Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, 250 Vesey Street, New York, NY 10080 (phone: 212-449-1000).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-looking statements

Statements in this news release relating to the offering, including the intented use of proceeds, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  Such risks and uncertainties include, but are not limited to: the need to satisfy regulatory and legal requirements with respect to the offering; changes in economic conditions or financial markets; and such other risks and uncertainties that are difficult to predict or are beyond the Company’s control, including those that are described in the preliminary prospectus supplement. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Further information:

IESI-BFC Ltd.

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel: (416) 401-7729

Email: chaya.cooperberg@bficanada.com

Kingsdale Communications Inc.

Janet Craig

Managing Director

Tel: (416) 669-6792

Email: jac@kingsdalecommunications.com